Filed by Cloudera, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Hortonworks, Inc.
Commission File No: 001-36780
This filing relates to the proposed merger of Hortonworks, Inc., a Delaware corporation (“Hortonworks”), with Surf Merger Corporation (“Merger Sub”), a Delaware corporation and a directly, wholly owned subsidiary of Cloudera, Inc., a Delaware corporation (“Cloudera”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 3, 2018, by and among Cloudera, Hortonworks and Merger Sub. The following is email correspondence sent by Michael Olson, Cloudera’s Co-Founder, Chairman and Chief Strategy Officer, to employees of Cloudera on October 8, 2018.
Cloudera and Hortonworks
Last week's news of our planned merger with Hortonworks came as a surprise to many inside the company. I've had longer than most of you to get used to the idea – in fact, I was one of the folks here pushing hard for it – so I'll share a few thoughts.
First of all, I'll point you again at the FAQ we posted with information for employees. I wrote up some of our thinking for a broader audience on the Vision blog.
The essential observation - what drives this transaction more than anything else - is that our main competition to displace legacy solutions has shifted to the cloud vendors. Amazon, Microsoft and Google will increasingly aim to win business from large enterprise buyers. Vendors like Snowflake and Databricks are also increasingly important in our competitive battles.
The numbers in our press release speak for themselves: Revenue, installed base, ability to invest by the merged company all provide a strong foundation for the future. As enterprise buyers embrace the cloud, though, we have to be able to deliver the same outstanding experience on AWS and Azure as we do behind the firewall. In fact, we need to up our game - to make the behind-the-firewall experience much more cloudy, self-service and elastic than it is today.
And that's a challenge that we each confront separately, already. As we've driven the transformation of our business, and made great progress toward a sustainable, profitable revenue model, we've had to manage our investments in key technologies more tightly than we'd like. Getting the data center cloudy, and expanding our public cloud portfolio and presence, demand both field and product innovation. We know the roadmap, but the fiscal discipline to get there from where we are independently slows us down.
The financial profile of the bigger company gives us more room. We'll need to manage the business responsibly – profitability is every bit as important post-close as it has been to date – but we're much better staffed, and we have a much better customer base, together. We expect to accelerate some really exciting work in the product. We'll continue to invest in MAC, of course. We'll get the benefit of the IoT work Hortonworks has done, as well. And, I'm really excited to say, we'll be able to embrace technologies like Docker and Kubernetes to deliver private-cloud capabilities.

Many of you want to know what this means for our customers, our partners, and for our teams and each of you. We'll work quickly to resolve those questions. As you heard in the All Hands, we plan to be creative in giving folks important work to do, and to open up opportunities in the merged companies when we shift headcount and roles, so that folks from both Hortonworks and Cloudera can remain. Where that's not possible, we'll have programs in place that ease the transition.
I know it's an anxious time, but I ask you to give us the time to make, and to share, those plans.
In the meantime, the near-term roadmap work that Fred, Hilary, Anupam and Vikram has done is still critical. We expect it to help us post-close as well. Please stay on those tasks, and do that work. If you're in the field, we still need to turn in a tremendous second half – don't lose focus!
As our plans solidify, we'll share them.
Several have asked what this means for the founders. I know I speak for Amr, but I'll answer personally: I am absolutely committed to the merged company and the work to complete this transaction. I expect to remain in my job, working hard, after the close. I love Cloudera; I love bigger Cloudera even better.
Over the course of the decade, we've gone through a number of big, difficult changes. This one is a doozy. It is, though, absolutely the right one for us. It puts us on a foundation for a second decade of market leadership, and a credible competitive answer to the emerging cloud threat.
Thanks for all the work you did to help us build a company that can do this. Thanks for your dedication as we get through the next few months to close, and beyond.
Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such statements are subject to risks and uncertainties that include, but are not limited to: (i) Cloudera or Hortonworks may be unable to obtain stockholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Cloudera or Hortonworks to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Cloudera or Hortonworks does business, or on Cloudera’s or Hortonworks’ operating results and business generally; (v) Cloudera’s or Hortonworks’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Cloudera or Hortonworks may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Cloudera or Hortonworks may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction;

and (xi) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Cloudera and Hortonworks are set forth in their respective filings with the Securities and Exchange Commission (SEC), including each of Cloudera’s and Hortonworks’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Cloudera’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 under the heading “Risk Factors” and Item 1A of Part II of Hortonworks’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in Cloudera’s most recent Quarterly Report on Form 10-Q and Hortonworks’ most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Cloudera and Hortonworks and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Cloudera and Hortonworks file from time to time with the SEC. The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Cloudera and Hortonworks assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
In connection with the proposed merger between Cloudera and Hortonworks, Cloudera intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus of Cloudera and Hortonworks and other documents concerning the proposed merger with the SEC. The definitive proxy statement will be mailed to the stockholders of Cloudera and Hortonworks in advance of the special meeting. BEFORE MAKING ANY VOTING DECISION, CLOUDERA’S AND HORTONWORKS’ RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF CLOUDERA AND HORTONWORKS WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Cloudera and Hortonworks, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Cloudera and Hortonworks make available free of charge at www.cloudera.com and www.hortonworks.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.
Participants in the Solicitation
This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Cloudera, Hortonworks and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Cloudera and Hortonworks in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Security holders may also obtain information regarding the names, affiliations and interests of Cloudera’s directors and executive officers in Cloudera’s Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which was filed with the SEC on April 4, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 16, 2018. Security holders may obtain information regarding the names, affiliations and interests of Hortonworks’ directors and executive officers in Hortonworks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 15, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 24, 2018. To the extent the holdings of Cloudera securities by Cloudera’s directors and executive officers or the holdings of Hortonworks securities by Hortonworks’ directors and executive officers have changed since the amounts set forth in Cloudera’s or Hortonworks’ respective proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Cloudera’s website at www.cloudera.com and Hortonworks’ website at www.hortonworks.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.